BioBuzz Networks Revenue Assumptions:

BioBuzz Networks is projecting a $40M target annual revenue five years from launching the talent marketplace platform and after penetrating the top 25 US biotech markets. While Forward-looking projections are not guaranteed, we wanted to provide some narrative for you around how we came to that projection.

Our revenue projections are based on four main revenue streams:
- Payrolling revenue generated from successful matches made on the platform: $35,000,000
- Employer Subscriptions: $2,500,000
- Community Membership subscriptions: $1,200,000
- Advertising revenue: $1,300,000
  TOTAL: $40,000,000

As you may notice, we used conservative estimates used to calculate the below assumptions.

1.Payrolling from successful matches:

$35,000,000 annual revenue projection

For these revenue projections we are assuming the following:
- Avg weekly Contractors on payroll: 570 (This is an avg of 22.8 contractors on weekly billing per market)
- We are conservatively projecting an average weekly GM per contractor of $200 which is assuming a $20/hr pay rate and a $30/hr bill rate to the client; a 50% markup.
- Based on these assumptions:
  - The average weekly GM: $114,000
  - The average weekly revenue: $684,000
  - The Annual revenue: $34,884,000

  *Note: We do expect that our average GM's per contractor will average higher than $200 given that the average starting salaries in the field are significantly higher than $20/hr.

2.Employer Subscriptions:

In 2022 there were reported to be 3,280 Biotechnology businesses in the US according to an IBSWorld report. We are projecting to have 500 annual employer subscribers in five years at an average annual subscription of $5,000 ($416/mo). At this average rate, the subscription cost will pay for itself from the savings achieved with just two matches on the platform.

Based on a projected 500 Annual subscriptions in 5 years (an average of 20 employer subscriptions per market) we will take in $2,500,000 subscriptions revenue.

3.Membership:

We will be offering a paid community membership subscription to job seekers and community members. The paid subscription offerings will include access to career services, specialized upskilling and learning opportunities, tools and resources for job seekers and consultants, as well as access to events, webinars and exclusive content.

We're projecting an average Membership fee of $20/mo or $240/yr
Is we Avg 5K paid members = $1,200,000
This comes down to an avg of 200 paid members per market

4.Advertising:

We are projecting revenues from advertising to be $1,300,000 from 100 employers / 4 per market average.
Average $13,000 per advertising customer annually

- Premium advertising that reaches passive candidates
- Job & employer profile boosts
- Embedded branding in training videos